Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Calendar Year 2016 Results

HOLON, ISRAEL, February 15, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, today reported financial results for the fourth quarter and year ended December 31, 2016.

Anat Cohen-Dayag, Ph.D., CEO and President of Compugen, stated, “During the past year the Company has made important achievements and tremendous progress. For the first time in the history of the Company, we now have an internal preclinical development stage immuno-oncology pipeline that is being aggressively advanced towards a clinical stage pipeline. In addition, we have programs in the target validation stage, which are queued for incorporation into our therapeutic development pipeline. With these assets in hand, we firmly believe that we are positioned to take a transformational step forward that will establish Compugen’s position in the industry as a leading product discovery and development company with a portfolio of potential first-in-class products for cancer immunotherapy, and a promising immune-tolerizing therapy for autoimmune diseases, all based on our unique predictive discovery infrastructure.”

Martin Gerstel, Chairman of Compugen, stated, “The largest portion of my long-term chairmanship at Compugen has been devoted to establishing a world leading, broadly applicable predictive discovery capability, and then, based on the initial use of this unique capability, developing an extremely promising early stage immuno-oncology pipeline. I believe that based on our past achievements, and in particular, the progress made last year as mentioned by Anat, we have now clearly accomplished these very impressive objectives. Furthermore, in my opinion, following the entrance of a potential first-in-class product candidate from our Pipeline Program into human clinical testing, and the signing of an additional high-value collaboration agreement, these past achievements will be more broadly recognized, and I have no doubt that we will then be seen as, and in fact be, a very different company with both new opportunities and new challenges. Accordingly, I believe it would be appropriate for Compugen to have a new chairperson on board at that time to guide the next chapter of our corporate growth as the Company leverages its unique capabilities to expand and enhance our medical and commercial value.”

Mr. Gerstel continued, “Therefore, I have requested the Board to initiate a process to identify and recruit an appropriate person with the required capabilities and experience to replace me as chairperson. A recruitment process for a chairperson of a publicly owned company typically takes six months or more from initiation until the new chairperson is in place. We are announcing this now so that we can begin a careful and open search without undo time pressure. Based on current estimates, a new chairperson may be selected before we have achieved both an IND filing on a Pipeline Product candidate and the signing of an additional industry collaboration. In any case, it is my intention to both continue with the Company, but of course in a different capacity in the event of a new chairperson, and to also maintain in total my equity ownership position until at least both of these key objectives are achieved.”

Dr. Cohen-Dayag commented, “Martin’s leadership and vision have been a driving force for the Company for two decades, however, I fully understand his belief that we are rapidly nearing a time when a new chairperson would be appropriate to guide the next chapter of our corporate growth.”

Financial Results
Revenues for the fourth quarter of 2016 were $0.1 million, compared with $8.3 million in the comparable period of 2015. The decrease in revenues is primarily attributable to achievement of the third preclinical Bayer collaboration milestone for CGEN-15001T in the amount of $7.8 million in the comparable quarter of 2015. Revenues for the year ended December 31, 2016 were $0.7 million, compared with $9.3 million for the year ended December 31, 2015. The decrease in revenues is attributed to the lower amount of Bayer milestones achieved in 2016 and the amortization of the $10 million upfront payment received in 2013 at the time the collaboration was signed.

R&D expenses for the fourth quarter and year ended December 31, 2016 were $6.3 million and $24.5 million, respectively, compared with $5.8 million and $21.2 million for the comparable periods in 2015. The increase reflects a substantial increase in our preclinical activities involving our Pipeline Program candidates, primarily COM701 and our anti-TIGIT antibody.

Net loss for the fourth quarter of 2016 was $8.5 million, or $0.17 per diluted share, compared with a net loss of $0.5 million, or $0.01 per diluted share, in the comparable period of 2015. Net loss for the year ended December 31, 2016 was $31.5 million, or $0.62 per diluted share, compared with a net loss of $20.2 million, or $0.40 per diluted share, for the year ended December 31, 2015.

As of December 31, 2016, cash, cash related accounts, short-term and long-term bank deposits totaled $61.5 million, compared with $81.4 million at December 31, 2015. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and yearend 2016 results today, February 15, 2017, at 10:00 a.m. ET. To access the conference call, please dial 1-888-668-9141 from the US, or +972-3-9180609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3-9255904 internationally. The replay will be available through February 18, 2017.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The primary focus of the Company’s current pipeline is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Susanna Chau
Director, Investor Relations and Corporate Communications
Compugen
Email: susannac@cgen.com
Tel: +1 (650) 263-7001

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015

Revenues	53	8,313	712	9,277
Cost of revenues	35	1,036	223	1,633
Gross profit	18	7,277	489	7,644

Operating expenses
Research and development expenses, net	6,308	5,801	24,549	21,245
Marketing and business development expenses	433	564	1,174	1,309
General and administrative expenses	2,014	1,639	7,349	6,008
Total operating expenses	8,755	8,004	33,072	28,562

Operating loss	(8,737)	(727)	(32,583)	(20,918)
Financing and other income, net	245	645	1,097	1,145
Net loss before taxes	(8,492)	(82)	(31,486)	(19,773)
Taxes on income	-	390	20	390
Net loss	(8,492)	(472)	(31,506)	(20,163)

Basic and diluted net loss per ordinary share	(0.17)	(0.01)	(0.62)	(0.40)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,044,938	50,526,584	50,855,908	50,437,040

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,
	2016	2015
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	61,527	81,421
Investment in marketable securities	-	426
Trade receivable	-	7,800
Other accounts receivable and prepaid expenses	1,153	1,352
Total current assets	62,680	90,999

Non-current assets
Long-term prepaid expenses	92	101
Severance pay fund	2,402	2,179
Property and equipment, net	5,965	6,028
Total non-current assets	8,459	8,308

Total assets	71,139	99,307

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	4,740	6,542
Deferred revenues	-	312
Total current liabilities	4,740	6,854

Non-current liabilities
Accrued severance pay	2,880	2,556
Total non-current liabilities	2,880	2,556

Total shareholders' equity	63,519	89,897
Total liabilities and shareholders' equity	71,139	99,307